UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING
                                                         Commission No. 0-10039
(X)  Form 10-KSB     ( )  Form 20-F    ( )  Form 11-K     ( )  Form 10-Q
                                 ( ) Form N-SAR
                       For Period Ended: December 31, 2001

( )  Transition Report on Form 10-K        ( )  Transition Report on Form 20-F
( )  Transition Report on Form 11-K        ( )  Transition Report on Form 10-Q
( )  Transition Report on Form N-SAR

           For the Transition Period Ended:
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Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Items to which the notification relates:

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PART I -REGISTRANT INFORMATION
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Full Name of Registrant:                    eB2B Commerce, Inc.
Former Name if Applicable:
Address of Principal Executive Office:      757 Third Avenue
                                            New York, New York 10017
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PART II - RULES 12B-25(B) AND (C)
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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)[X]

    (a) The reasons described in reasonable detail in Part III of this form could-not be eliminated without unreasonable effort or expense;

    (b) The subject annual report, semi-annual report, transition report on Form 10-KSB, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

    (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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

PART III - NARRATIVE
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State below in reasonable detail the reasons  why the Form 10-KSB, 20-F,  11-K,
10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (ATTACH EXTRA SHEETS IF NEEDED)

During 2001, the Company effected a restructuring plan, which included the elimination of a number of positions. In December 2001, a new controller was hired by the Company, which controller has significant responsibility for preparing the Form 10-KSB. In January 2002, the Company completed its acquisition of Bac-Tech Systems, Inc. The controller of the Company has spent significant time in connection with the integration of this company,among other responsibilities. As a result of the foregoing events, additional time is required to prepare and review the Company's Form 10-KSB.
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PART IV. - OTHER INFORMATION
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   (1)   Name  and  telephone  number  of  person  to  contact  in  regard  to this notification

                                Peter J. Fiorillo
                                 (212) 703-2000

   (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                                  (X) Yes ( )No

   (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                  (X) Yes ( )No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         The Company's operating results for 2001, as compared to 2000, as are follows: Revenues for 2001 were $6.8 million, as compared to $5.5 million for 2000. Excluding the goodwill impairment charge recorded in 2001 of $43.4 million, earnings before interest, taxes, depreciation and amortization (EBITDA) was a loss of $11.7 million in 2001 compared to an EBITDA loss of $13.1 million for 2000. EBITDA excluding restructuring and impairment charges (Recurring EBITDA) was a loss of $8.3 million in 2001 compared to a Recurring EBITDA loss of $13.1 million in 2000. Net loss was $73.4 million in 2001, as compared to a net loss of $41.3 million in 2000. The higher loss in 2001 is mainly attributable to the above-mentioned $43.4 million impairment charge.
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
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                               eB2B COMMERCE, INC.
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                  (Name of Registrant as Specified in Charter)


has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: March 28, 2001                       By:    /s/Peter J. Fiorillo
                                               -------------------------------
                                               Peter J. Fiorillo,
                                               Chief Financial Officer


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                    ATTENTION
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   Intentional misstatements or omissions of fact constitute Federal Criminal
                         Violations (See 18 U.S.C.1001)
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